Stantec Inc.
10160 112 Street, Edmonton AB T5K 2L6

August 12, 2016

BY EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4631

Attention: John Cash

Re:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2015
Filed February 25, 2016
File # 1-32562

Dear Mr. Cash:

We hereby acknowledge receipt of the comment letter dated August 2, 2016, from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Registration Statement on Form 40-F (the “40-F”).

For ease of reference, we have reproduced the text of the comments in boldface type below, followed by Stantec’s response.

Form 40-F for the fiscal year ended December 31, 2015

Management’s Discussion and Analysis (MD&A)

1.	We note from your disclosures on page F-2 that gross trade receivables increased significantly year over year, including higher percentage increases in the 91-120 days and 121+ days aging categories. We also note that although gross trade receivables declined, there were no improvements in these aging categories as of March 31, 2016. Please tell us, and expand your MD&A disclosures in future filings to disclose and discuss, the underlying reasons for the deterioration in trade receivables aging. To the extent any known trends or uncertainties related to trade receivables may impact future liquidity or results of operations, please address the potential impacts in MD&A. Please specifically address if the deterioration in aging is related to projects where you are experiencing potential performance or collectability issues.

August 12, 2016

Reference: Stantec Inc. Form 40-F for the fiscal year ended December 31, 2015

Response:

In future filings, we will expand our MD&A disclosure discussions to include the reasons for any trending in our trade receivables aging categories, and in particular, we will include the extent to which any trend may impact future liquidity or results of operations.

Our gross revenue trade receivables increased 32.2% or $141.1 million from December 31, 2014, to December 31, 2015, mainly due to the growth of our Company through acquisitions; foreign exchange—strengthening of the US dollar compared to the Canadian dollar by 16.3%; and the mix of projects and clients. During this same time period, our gross trade receivables in the over 90 day aging categories increased 61.4% or $34.6 million mainly due to the following:

•	We acquired the Canadian engineering operations of Dessau Inc. (Dessau) on January 16, 2015. At December 31, 2015, Dessau added approximately $43.2 million to our gross trade receivable balance of which 21.1% or $9.1 million was in the over 90 day aging categories. Dessau’s client base is heavily weighted by public sector clients in Quebec, particularly in Transportation. These clients tend to have a longer collection period but based on our collection experience the clients in this sector ultimately pay; therefore, the longer collection period is not indicative of collectability issues. Also, Dessau tends to operate activities in Transportation through joint arrangements, which adds a layer of administration: billings go through the joint entity before being invoiced to the end client. This mix of clients and projects impacts our trade receivables aging categories going forward; and therefore, as noted in your comment letter, impacted our aging categories at December 31, 2015, and March 31, 2016.

•	In the second half of fiscal 2015 and the start of 2016, we had higher acquisition activity compared to the second half of fiscal 2014, particularly in the United States. During the first few months following the financial system integration of an acquired company to our financial systems and processes, the collection process may be temporarily delayed as we orient new staff to our financial processes and our Enterprise Management System. This was the case at December 31, 2015. In particular, the Fay, Spafford & Thorndike, Inc. acquisition that closed on October 30, 2015, added $14.8 million to our gross trade receivable balance at December 31, 2015, and 41.2% or $6.1 million was in the over 90 days aging categories at December 31, 2015. Delays in collection due to the financial system integration of acquisitions do not result in additional allowance for doubtful accounts.

•	The strengthening of the US dollar compared to the Canadian dollar increased the over 90 day account receivable aging categories by approximately $3.2 million at December 31, 2015 compared to December 31, 2014.

August 12, 2016

Reference: Stantec Inc. Form 40-F for the fiscal year ended December 31, 2015

•	As indicated on page M-46 of our December 31, 2015, MD&A, our trade receivables were impacted by system upgrades (implementing multilingual features) to our Enterprise Management System in October of 2015. This slightly delayed collection processes in Q4 15.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding our responses to me.

STANTEC INC.

/s/ Dan J. Lefaivre

Dan J. Lefaivre, FCPA, FCMA, ICD.D

Executive Vice President & CFO

Tel: (780) 917-7071

Fax: (780) 917-7330

dan.lefaivre@stantec.com

c. Ivor Ruste, Chair, Audit & Risk committee

Rob Jolley, Ernst & Young